January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dale Welcome
Ms. Anne McConnell

Re:	Monster Beverage Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-18761

Dear Mr. Welcome and Ms. McConnell:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 that was filed with the Commission on February 28, 2020 (the “Form 10-K”) (File No. 001-18761).

The Company’s response below supplements the Company’s prior letter to the Staff dated December 18, 2020, furnished in response to the comment received from the Staff by letter dated December 7, 2020.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 48

The Company confirms that in future filings, where applicable, the Company will revise the title of Gross Sales to “Gross Billings”, rather than “Adjusted Billings.”

The Company confirms that, in future filings, the MD&A will present “Gross Billings” in the following table (using the metric for year-ended numbers as a model):

				Percentage Change	Percentage Change
(In thousands)	2019	2018	2017	19 vs. 18	18 vs. 17
Gross Billings	$—	$—		$—%		%
Deferred Revenue				%		%
Less: Promotional Allowances, commissions and other expenses	—	—	—%			%
Net Sales	$—	$—		$—%		%

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors,
President and Chief Financial Officer

cc: Farzad F. Damania

Katten Muchin Rosenman LLP